Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

September 10, 2010

VIA EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Odenza Corp. (the “Company”)
Amendment No. 3 to Form S-1 filed September 9, 2010
File No. 333-1600076

Dear Mr. Schwall:

Submitted pursuant to the staff’s comment letter dated September 9, 2010, please find on EDGAR copies of Amendment No. 3 to the referenced registrant’s Form S-1 (“Amendment No. 3 to Form S-1”) and a redlined Amendment No. 3 to Form S-1.

Amendment No. 3 to Form S-1 was filed with the Commission via EDGAR on September 10, 2010.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the redlined Amendment No. 3 to the Form S-1.

In response to the staff’s comments in its September 9, 2010 comment letter, we respectfully submit the following information on behalf of our client:

Registration Statement on Form S-1

General

1.	Please monitor the need to update your registration statement and the information you provide in response to these comments, we may have additional comments.

H. Roger Schwall
September 10, 2010

The Company hereby acknowledges the need to update its registration statement and the information it provides in response to the staff’s comments, and that that the staff may have additional comments.

Management’s Discussion and Analysis, page 27

Plan of Operation, page 27

2.
We note that you discuss Results and Operations and Liquidity and Capital Resources as of January 31, 2010.  Provide updated disclosure as of a date no later than that of your most recent financial statements.

The Company has complied with this comment.  Please see pages 27 and 28 to Amendment No. 3 to the Form S-1.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo